Exhibit 99.2

EVOTEC PROVIDES GUIDANCE UPDATE

•	Navigating through a challenging H1 2024: Unsatisfying revenue dynamics in Shared R&D; Just – Evotec Biologics with mid double-digit revenue growth versus strong comparable basis

•	Adjusted EBITDA impacted by high fixed cost base in Shared R&D and ramp-up costs for J.POD Toulouse, France

•	Further strengthened sales order book in Discovery is basis for a moderate growth acceleration in H2 2024; conversion of orders into revenues taking longer than anticipated

•	Reset towards sustainable profitable growth starts getting traction and will be enhanced to make Evotec more agile in a still challenging market environment

Hamburg, Germany, 06 August 2024:

Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today announced that it has refined its guidance for the fiscal year 2024.

For the current fiscal year, the Company expects Revenues1 in the range of € 790 – 820 m (low to mid-single-digit percentage growth vs previously low double-digit percentage growth; 2023: € 781.4 m);

R&D expenditures are expected in a range of € 50 – 60 m (low double-digit percentage reduction vs previously mid-single to low double-digit percentage reduction; 2023: € 64.8 m);

Adjusted EBITDA1 is expected to reach € 15 – 35 m (mid-double-digit percentage reduction vs previously mid double-digit percentage growth; 2023: € 66.4 m).

The Shared R&D segment faced the anticipated challenging environment in the first half with a year-over-year revenue decline at a high single digit rate. Gross margin showed modest improvements in Q2 versus Q1, but adjusted EBITDA was influenced by a still high fixed cost base.

Just – Evotec Biologics revenues grew at mid double-digit rates versus a strong comparable basis due to signing of the Tech alliance with Sandoz in May 2023. Costs were driven by the capacity ramp-up with the J.POD in Toulouse, France, which progressed according to plan to meet requirements related to the significant expansion of sales orders from various partners, of which the contract extension and expansion with Sandoz in early July is by far the largest contributor.

1 Guidance including future non-core activities

Sales orders for Shared R&D in the Discovery business grew strongly in the first half. However, due to the long-term nature of recently signed contracts, revenue conversion in 2024 is anticipated to be slower than initially expected. Given that Evotec’s cost base is laid out for benefiting from future growth, short-term effects on adj. EBITDA are more pronounced than initially anticipated.

In parallel, Evotec progressed with implementing measures to reset its operational and corporate priorities with a focus on sustainable profitable growth and right-sizing of its business. Footprint, capacity & portfolio optimisation measures should result in first positive financial effects to become visible as of the third quarter 2024. Annualised recurring benefits on adjusted EBITDA are still expected to exceed € 40 m. Over and beyond the reset, Evotec’s management decided to evaluate additional strategic steps to sharpen its profile further. The development of a new mid-range plan gives reason to reschedule the Capital Markets Day, originally planned for 10 October. Details will be shared in due course.

Dr Christian Wojczewski, Chief Executive Officer of Evotec, commented: “Evotec’s main success drivers are its differentiated drug discovery and development platforms and the quality and expertise of its dedicated people. However, we have challenges that urgently must be addressed. I am convinced that the priority reset with the refined guidance is the starting point to restoring trust, sharpening the focus of our organisation, and getting Evotec back on track for better performance and sustainable growth. We will evaluate and refine our strategy further, reduce complexity and pursue new approaches with the aim to strengthen our leading position and financial performance.”

Evotec will release its detailed results for the first half year 2024 on 14 August.

About Evotec SE
Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company’s multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec provides high value pipeline co-creating partnerships and solutions to all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 5,000 highly qualified people. The Company’s sites in Europe and the USA offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

Forward-looking statements
This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact:

Media

Gabriele Hansen
SVP Head of Global Corporate Communications
Gabriele.Hansen@evotec.com

Hinnerk Rohwedder
Director of Global Corporate Communications
Hinnerk.Rohwedder@evotec.com

Investor Relations

Volker Braun
EVP Head of Global Investor Relations & ESG
Volker.Braun@evotec.com